Sidley Austin LLP 787 Seventh Avenue new york, ny 10019 +1 212 839 5300 +1 212 839 8744 Fax kai haakon e. Liekefett +1 212 839 8744 Kliekefett@sidley.com AMERICA ● ASIA PACIFIC ● EUROPE

Via EDGAR

June 3, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gulfport Energy Corporation

PREC14A preliminary proxy statement filing made on Schedule 14A

Filed May 29, 2020 by Gulfport Energy Corporation

File No. 001-19514

Dear Sir or Madam:

On behalf of our client, Gulfport Energy Corporation (the “Company”), we respectfully advise the staff of the Division of Corporation Finance of the Securities and Exchange Commission of the June 2, 2020 press release issued by Firefly Value Partners, LP (“Firefly”) (attached hereto as Exhibit A), announcing Firefly’s withdrawal of its director nominations for the Company’s 2020 Annual Meeting of Stockholders (the “Annual Meeting”). In light of this withdrawal, the Company intends to revise its preliminary proxy statement for the Annual Meeting to remove references to Firefly’s solicitation in opposition to the Company’s director candidates at the Annual Meeting, including the disclosures required under Rule 14a-12(c) of the Exchange Act.

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information to me at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

Enclosures

cc:	Patrick Craine Executive Vice President, General Counsel and Corporate Secretary Gulfport Energy Corporation

Exhibit A

Firefly Press Release

businesswire
A BERKSHIRE HATHAWAY COMPANY

Firefly
Value Partners, LP

Firefly Acknowledges Substantial Change at Gulfport Energy Corporation

Having Achieved the Replacement of a Majority of Gulfport's Board, Firefly is Withdrawing its Director Nominations

Believes the Company has Terrific Assets and Opportunities and the Board Needs to Convert those into Increased Shareholder Value

Will Continue to Monitor the Board to Ensure Accountability and Performance

June 02, 2020 09:00 AM Eastern Daylight Time

NEW YORK--(BUSINESS WIRE)--Firefly Value Partners, LP (together with its affiliates, "Firefly"), which manages funds that, together with affiliates, collectively beneficially own 13.1% of the outstanding common stock of Gulfport Energy Corporation ("Gulfport" or the "Company") (Nasdaq: GPOR), today announced that it is withdrawing its nomination of director candidates for election at the Company's 2020 Annual Meeting of Stockholders. Firefly issued the following statement:

"We believe that our public and private engagement with Gulfport over the past 18 months has been the catalyst for significant and positive changes at the Company. Based on the announcement yesterday that Gulfport would be including two additional new nominees on its slate of directors, effective following the 2020 Annual Meeting Gulfport will have added five new directors since the beginning of our engagement. For now, we are satisfied that the Company has heard our concerns and has modified its Board composition – including the retirement of four directors since the 2019 annual meeting – in response. On that basis, we are withdrawing our director nominations.

We note, importantly, that this is the beginning of the hard work for the Gulfport Board, not the end. The past Board at Gulfport was a dilution machine. This refreshed Board has a chance to turn the page and create shareholder value from the exceptional assets and opportunities that Gulfport possesses. The Board must work to restore shareholder confidence by allocating capital well, holding management accountable and ensuring that accounting controls and governance are robust.

As a result of low hydrocarbon prices, North American rigs and natural gas production have fallen and will continue to decline until prices rise substantially. At the same time, demand will recover from current coronavirus-driven shocks. The result of this supply-demand dynamic is an extraordinarily positive outlook for natural gas in 2021 and 2022, especially for low-cost producers such as Gulfport. The Company updated its production guidance this morning; we are cautiously optimistic that the Company finally appreciates these favorable tailwinds and is taking steps to maximize its advantage and cash flow. With significant free cash flow potential in a normalized natural gas price environment, no debt maturity until December 2021 and no maturity of an indenture until 2023, time is on the Company's side. There is certainly no reason for Gulfport to issue equity while the market fails to recognize the Company's value.

The Gulfport Board has been recast and now must prove itself. Shareholders will not tolerate value-destructive mistakes, like the ones that put the Company's stock into a tailspin over the last four years, and will continue to demand accountability for Gulfport's performance. All eyes are on Gulfport and its Board."

About Firefly Value Partners, LP

Founded in 2006, Firefly is an investment partnership focused on fundamental primary research and business analysis. Firefly invests with a long-term time horizon in a concentrated portfolio of deeply undervalued companies.

Contacts

Investors:
John Ferguson / Joe Mills
Saratoga Proxy Consulting LLC
212-257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com

Media:
Dan Zacchei / Joe Germani
Sloane & Company
dzacchei@sloanepr.com / jgermani@sloanepr.com